EXHIBIT 99.1

Impairment of U.S. Gulf of Mexico Fields Impacts Fourth-Quarter Results

OSLO, Norway, Jan. 29, 2007 (PRIME NEWSWIRE) -- Following the previously-announced review of Hydro's U.S. Gulf of Mexico main assets, Hydro will write down the value of the Front Runner field by US$462 million after tax to its fair value based on a lower production profile and higher development costs than expected.

The impairment of Front Runner amounts to US$710 million before tax, of which US$58 million is related to in-field prospects and will be charged to exploration expense in the fourth quarter 2006. The remaining book value of Front Runner will be US$201 million.

Hydro has ownership interest in about 40 producing fields on the GoM Shelf, some producing above and some below expectations. Following impairment tests, Hydro will also write down the value of 10 Shelf fields with US$87 million after tax, which corresponds to US$134 million before tax.

Hydro's proved reserves in GoM will be reduced by approximately 7 million barrels of oil equivalents (boe) as of December 31, 2006. This represents less than 0.4 percent of Hydro's total reserves of more than 2 billion boe reported to the U.S. Securities and Exchange Commission per December 31, 2005.

Hydro maintains its overall company production target for 2007 of 605,000 barrels of oil equivalents per day (boed).

"Although Front Runner has been a disappointment so far, we remain confident that the Gulf of Mexico with our significant exploration assets will continue to be an important core area in our international portfolio," says Eivind Reiten, Hydro's President and Chief Executive Officer.

Hydro obtained a 25-percent interest in the Front Runner field through the acquisition of Spinnaker Exploration in 2005, which included several high-quality development projects as well as significant exploration acreage -- both deepwater and Shelf prospects.

Front Runner's performance was weaker than expected during 2006, with several wells collapsing and being shut down. As announced in connection with the third-quarter 2006 results, the development prompted Hydro to initiate an extensive review of the field.

The review concludes that the geology of Front Runner is more complex and reservoir communication weaker than expected at the time of the acquisition. Expected recoverable reserves from Front Runner are reduced by 56 percent compared with Hydro's initial valuation of the field due to lowered expected volumes of oil in place, reduced expected recovery rates and increased field development costs.

Hydro and Statoil announced on December 18, 2006 an agreement between the Board of Directors of the two companies to merge Hydro's oil and gas activities with Statoil. The companies have now completed a value verification process. Details about the process are announced today in separate news releases from Hydro and Statoil.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement. Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission. No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 CONTACT:

 Press contact
 Bjoern Otto Sverdrup
 Telephone +47 22537287
 Cellular +47 91329296
 E-mail Bjorn.Otto.Sverdrup@hydro.com

 Press contact
 Kama Holte Strand
 Telephone +47 2253 8115
 Cellular +47 91728838
 E-mail Kama.Holte.Strand@hydro.com

 Investor contact
 Ada Christiane Rieker
 Telephone +47 22533273
 Cellular +47 95182718
 E-mail ada.christiane.rieker@hydro.com

 Norsk Hydro ASA
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 Telephone: +47 22 53 81 00
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 www.hydro.com